UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 5, 2011

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2011 Q1 results – good start to the year”, dated May 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 5, 2011	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Item 1

Smith & Nephew 2011 Q1 results – good start to the year

5 May 2011

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first quarter ended 2 April 2011.

	3 months* to
	3 Apr 2010	2 Apr 2011	Underlying change
	$m	$m	%
Revenue[1]	995	1,055	4
Trading profit[2]	250	241	(6	)**
Operating profit[2]	240	231
Trading margin (%)	25.1	22.8	(230)bps	**
EPSA (cents)[3]	18.8	18.4
EPS (cents)	17.9	17.5
Business Unit revenue[1]
Orthopaedics	566	590	2
Endoscopy	216	233	6
Advanced Wound Management	213	232	6

*	Q1 2011 comprised 64 trading days (2010 - 64 trading days)

**	See ‘Q1 Commentary’ below

Q1 Commentary

•	Reported revenue was $1,055 million, underlying growth of 4%

•	Reported trading profit was $241 million and trading margin was 22.8%

—	trading profit growth was 3% and trading profit margin essentially unchanged on last year, after deducting the $23 million benefit from the settlement of the BlueSky acquisition agreement

•	EPSA was 18.4 cents

•	Geographically, we grew by 4% in the US, 1% in Europe and 8% in the rest of the world

•	Orthopaedics continued its momentum from last year, outperforming the reconstruction market, driven by 10% growth in US knees

•	Endoscopy again achieved double digit sales growth in sports medicine repair products

•	Advanced Wound Management delivered strong NPWT growth

•	Strong cash flow reduced net debt to $351 million

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“I have been at Smith & Nephew for only a month, but have been impressed by the team’s achievements. Smith & Nephew is a quality company with strong foundations and good momentum. My goal is to ensure that this performance continues and that Smith & Nephew achieves even greater success for all stakeholders.”

News

Commenting on trading in the first quarter, Adrian Hennah, Chief Financial Officer of Smith & Nephew, said:

“Smith & Nephew delivered underlying revenue growth of 4% for the first quarter of 2011. We had a good start to the year with our US knee franchise, sports medicine repair and Negative Pressure Wound Therapy businesses all continuing their strong growth.

We remain confident that the increased level of investment in our businesses – in particular, developing more innovative products and increasing our scale in the emerging markets – will deliver continued long term growth.”

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s first quarter results will be held at 8.30am BST/3.30am EST today, Thursday 5 May. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q111. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7806 1953 in the UK or +1 212 444 0412 in the US, confirmation code: 1243173. Analysts should contact Jennifer Watson on +44 (0)20 7960 2255 or by email at jennifer.watson@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given in this document are for the quarter ended 2 April 2011 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors/Analysts	+44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

First Quarter Results

Smith & Nephew has delivered a good start to 2011, maintaining the momentum and trends seen in the second half of 2010.

We generated revenues of $1,055 million in the quarter, compared to $995 million in 2010. This represents an underlying growth of 4% on the same period last year, after adjusting for positive movements in currency of 2%. We grew by 4% in the US, 1% in Europe and 8% in the rest of the world, where our businesses in the emerging markets continue to deliver strong growth. In Japan, our team has shown admirable resilience since the initial disruption caused by the earthquake and tsunami and we estimate we only lost $3 million of revenues and slightly more in profit in the quarter. We anticipate some further modest financial disruption.

Trading profit in the quarter was $241 million and the Group trading profit margin was 22.8%. This is an increase in trading profit of 3% and an unchanged trading profit margin after adjusting the comparable results for the $23 million credit from successfully negotiating with the vendors of BlueSky Medical Group, Inc. (“BlueSky”) to settle our obligations under the original acquisition agreement. Last year, on a reported basis, trading profit was $250 million and trading profit margin 25.1%.

By business unit, Orthopaedics trading profit margin was 24.1% (140 basis point decrease compared to 25.5% last year), Endoscopy was 22.3% (120 basis point increase compared to 21.1%) and Advanced Wound Management 20.1% (230 basis points increase compared to 17.8%, which was last year’s margin after deducting the benefit due to the settlement of the BlueSky acquisition agreement; the 2010 reported margin was 28.5%). These movements reflect quarterly variations in expense levels.

The net interest charge was $2 million.

The tax charge was at the estimated effective rate for the full year of 30.8% on profit before restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit of $164 million is before the costs of restructuring and rationalisation and amortisation of acquisition intangibles and taxation thereon.

Adjusted earnings per share was 18.4¢ (92.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 17.5¢ (87.5¢ per ADS) compared with 17.9¢ (89.5¢ per ADS) in 2010.

Trading cash flow (defined as cash generated from operations less capital expenditure but before restructuring and rationalisation costs) was $206 million in the quarter reflecting a trading profit to cash conversion ratio of 85%.

Net debt decreased by $141 million in the quarter to $351 million.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 2% in the quarter to $590 million. Geographically, Orthopaedics grew by 5% in the US, -2% in Europe and 3% in the rest of the world.

The rate of like-for-like pricing decline in Orthopaedics was consistent with that experienced in the previous few quarters. This was largely offset by mix benefits.

Orthopaedic Reconstruction revenues grew by 2%, outperforming the estimated global market growth rate of 0%. In the US our growth was 4% and outside the US it was flat.

Our global knee franchise grew by 5% and global hips declined -2%. Our US knee business again significantly outperformed the market with growth of 10%. Our VERILASTà bearing technology for knee replacement, with its 30-year wear claim, and our VISIONAIREà Patient Matched Instrumentation sets continue to drive our growth. In hips, we recently introduced the SMFà Short Modular Femoral Hip System which offers the surgeon a wide variety of stem implant options. Our BIRMINGHAM HIPà Resurfacing System (BHR) continues to be impacted by the metal-on-metal debate. Excluding this, our hip portfolio grew at above the market rate.

Orthopaedic Trauma revenues grew by 6% to $116 million compared to an estimated worldwide market growth of 6%. This is another quarter of improved growth from this business as our investment in the sales force and new product introductions results in a more consistent performance.

Clinical Therapies grew revenues 2% to $55 million. Our EXOGENà Bone Healing System delivered strong growth again. Our joint fluid therapy franchise, while resilient, is facing increasing competition in the US market.

Endoscopy

Endoscopy revenues grew 6% to $233 million. US revenues grew by 1%, Europe grew by 6% and the rest of the world grew by 12%.

By business segment, Arthroscopy (sports medicine) grew by 8%. Our repair products for the shoulder and hip were particularly strong, benefiting from several new product introductions over the last year. In addition, we recently launched a range of instruments for hip arthroscopy and this summer we will launch our BIORAPTORà CURVED Suture Anchor which is designed for easier anatomic anchor placement during arthroscopic repairs of the hip and shoulder. In our resection franchise we have introduced our DYONICSà PLATINUM range of blades, designed to provide superior resection and sharpness than conventional blades. Visualisation revenues declined by -7%.

Advanced Wound Management

Advanced Wound Management grew revenues by 6% to $232 million, outperforming the estimated global market growth rate of 3%. European revenues grew by 2% to $117 million. US revenues grew by 6%, partly reflecting some distributor stocking last quarter ahead of price increases. Our revenues in the rest of the world increased by 15%.

Our Exudate Management product range grew by 2% and Infection Management declined by -1% reflecting the impact of the austerity measures we are experiencing in European markets. We continue to reinforce the clinical and economic benefits of our advanced portfolio, as we believe that our products help reduce the human and economic cost of wounds.

Negative Pressure Wound Therapy (NPWT) achieved strong growth across all regions, where our momentum is building and we are making significant contract wins in Europe and the US. We anticipate launching further extensions to our NPWT range during the second quarter of 2011.

Outlook

Our outlook guidance for 2011 is unchanged.

We expect Orthopaedic Reconstruction to grow at above the market rate and Orthopaedic Trauma to sustain its improved performance. In Endoscopy we expect to achieve above market growth in Arthroscopy (sports medicine) and in Advanced Wound Management we believe we will continue to grow at above the market rate.

Our 2010 trading profit margin was 23.9% (before the benefit of the BlueSky settlement). While there will be quarterly variations, we anticipate that the further efficiency savings we achieve will be reinvested to drive additional growth.

We remain confident that the increased level of investment in our businesses – in particular, developing more innovative products and increasing our scale in the emerging markets – will deliver continued long term growth.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy, including Sports Medicine; and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2010 were nearly $4.0 billion.

Forward-Looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS

Unaudited Group Income Statement for the three months to 2 April 2011

	Notes	2011	2010
		$m	$m
Revenue	3	1,055	995
Cost of goods sold		(276)	(256)

Gross profit		779	739
Selling, general and administrative expenses		(508)	(464)
Research and development expenses		(40)	(35)

Operating profit	4	231	240
Interest receivable		1	1
Interest payable		(3)	(5)
Other finance costs		(1)	(2)

Profit before taxation		228	234
Taxation	7	(72)	(75)

Attributable profit (A)		156	159

Earnings per share (A)	2
Basic		17.5 ¢	17.9 ¢
Diluted		17.4 ¢	17.8 ¢

Unaudited Condensed Group Statement of Comprehensive Income for the three months to 2 April 2011
		2011	2010
		$m	$m
Attributable profit (A)		156	159
Other comprehensive income:
Translation adjustments		36	(41)
Net (losses)/gains on cash flow hedges		(3)	6
Actuarial gains/(losses) on defined benefit pension plans		36	(16)
Taxation on items relating to components of other comprehensive income		(10)	2

Other comprehensive income for the period, net of tax		59	(49)

Total comprehensive income for the period (A)		215	110

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

Unaudited Group Balance Sheet as at 2 April 2011

31 Dec 2010		2 Apr 2011	3 Apr 2010
$m		$m	$m
	ASSETS
	Non-current assets
787	Property, plant and equipment	800	754
1,101	Goodwill	1,117	1,062
426	Intangible assets	424	396
28	Other financial assets	10	7
13	Investment in associates	13	13
224	Deferred tax assets	217	200

2,579		2,581	2,432

	Current assets
923	Inventories	936	917
1,024	Trade and other receivables	1,017	907
207	Cash and bank	256	268

2,154		2,209	2,092
—	Assets held for sale	—	11

4,733	TOTAL ASSETS	4,790	4,535

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
191	Share capital	191	190
396	Share premium	405	388
(778)	Treasury shares	(777)	(783)
116	Other reserves	149	28
2,848	Retained earnings	3,035	2,403

2,773	Total equity	3,003	2,226

	Non-current liabilities
642	Long-term borrowings	528	1,014
262	Retirement benefit obligation	228	332
—	Other payables due after one year	—	2
73	Provisions due after one year	73	61
69	Deferred tax liabilities	76	21

1,046		905	1,430

	Current liabilities
57	Bank overdrafts and loans due within one year	80	35
617	Trade and other payables	548	600
37	Provisions due within one year	42	49
203	Current tax payable	212	195

914		882	879

1,960	Total liabilities	1,787	2,309

4,733	TOTAL EQUITY AND LIABILITIES	4,790	4,535

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months to 2 April 2011

	2011	2010
	$m	$m
Net cash inflow from operating activities
Profit before taxation	228	234
Net interest payable	2	4
Depreciation, amortisation and impairment	73	68
Share based payments expense	7	5
Movement in working capital and provisions	(33)	(55)

Cash generated from operations (B)	277	256
Net interest paid	(3)	(6)
Income taxes paid	(62)	(45)

Net cash inflow from operating activities	212	205

Cash flows from investing activities
Capital expenditure	(73)	(74)

Net cash used in investing activities	(73)	(74)

Cash flow before financing activities	139	131

Cash flows from financing activities
Proceeds from issue of ordinary share capital	9	6
Treasury shares purchased	(4)	—
Proceeds from own shares	3	2
Cash movements in borrowings	(116)	(47)
Settlement of currency swaps	(1)	(1)

Net cash used in financing activities	(109)	(40)

Net increase in cash and cash equivalents	30	91
Cash and cash equivalents at beginning of period	195	174
Exchange adjustments	2	(4)

Cash and cash equivalents at end of period (C)	227	261

B	Including cash outflows in the three month period to 2 April 2011 of $1 million (2010 – $5 million) relating to restructuring.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $29 million (2010 – $7 million).

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the three months to 2 April 2011

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	33	182	215
Share based payments recognised	—	—	—	—	7	7
Cost of shares transferred to beneficiaries	—	—	5	—	(2)	3
Purchase of own shares	—	—	(4)	—	—	(4)
Issue of ordinary share capital	—	9	—	—	—	9

At 2 April 2011	191	405	(777)	149	3,035	3,003

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	(35)	145	110
Equity dividends accrued	—	—	—	—	(79)	(79)
Share based payments recognised	—	—	—	—	5	5
Deferred tax on share based payments	—	—	—	—	3	3
Cost of shares transferred to beneficiaries	—	—	11	—	(9)	2
Issue of ordinary share capital	—	6	—	—	—	6

At 3 April 2010	190	388	(783)	28	2,403	2,226

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2010. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2010, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 890 million (2010 – 886 million). The diluted weighted average number of ordinary shares in issue is 896 million (2010 – 891 million).

	Notes	2011		2010
		$m		$m
Attributable profit		156		159
Adjustments:
Restructuring and rationalisation costs	6	1		2
Amortisation of acquisition intangibles		9		8
Taxation on excluded items	7	(2)		(2)

Adjusted attributable profit		164		167

Adjusted earnings per share		18.4	¢	18.8	¢
Adjusted diluted earnings per share		18.3	¢	18.7	¢

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

3.	Revenue by segment for the three months to 2 April 2011 was as follows:

	2011	2010	Underlying growth in revenue
	$m	$m	%
Revenue by business segment
Orthopaedics	590	566	2
Endoscopy	233	216	6
Advanced Wound Management	232	213	6

	1,055	995	4

Revenue by geographic market
United States	439	421	4
Europe (D)	363	357	1
Africa, Asia, Australasia & Other America	253	217	8

	1,055	995	4

D      Includes United Kingdom revenue of $68 million (2010 – $72 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
Orthopaedics	4	(2)	2
Endoscopy	8	(2)	6
Advanced Wound Management	9	(3)	6

	6	(2)	4

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	Notes	2011	2010
		$m	$m
Operating profit		231	240
Restructuring and rationalisation costs	6	1	2
Amortisation of acquisition intangibles		9	8

Trading profit		241	250

Operating and trading profit by business segment for the three months to 2 April 2011 were as follows:

Operating profit by business segment
Orthopaedics	135	137
Endoscopy	52	45
Advanced Wound Management	44	58

	231	240

Trading profit by business segment
Orthopaedics	142	144
Endoscopy	52	45
Advanced Wound Management	47	61

	241	250

5.	Total assets by business segment as at 2 April 2011 were as follows:

31 Dec 2010		2 Apr 2011	3 Apr 2010
$m		$m	$m
2,778	Orthopaedics	2,778	2,620
769	Endoscopy	780	720
755	Advanced Wound Management	759	727

4,302	Operating assets by business segment	4,317	4,067
431	Unallocated corporate assets (E)	473	468

4,733	Total assets	4,790	4,535

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $1 million (2010 – $2 million) relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

7.	Taxation of $74 million (2010 – $77 million) for the three months on the profit before restructuring and rationalisation costs and amortisation of acquisition intangibles is calculated at the forecast full year effective rate at quarter one of 30.8% (2010 – 31.6%). In 2011, a taxation benefit of $2 million (2010 – $2 million) arose on restructuring and rationalisation costs and amortisation of acquisition intangibles. Of the $72 million (2010 – $75 million) taxation charge for the three months, $57 million (2010 – $58 million) relates to overseas taxation.

In 2011, the UK Government released legislation that will cause the substantively enacted UK tax rate for periods starting on or after 1 April 2012 to be 25%, from the currently enacted rate of 27%. The deferred tax impact of this change results in a credit to the effective tax rate for the year ending 31 December 2011.

8.	No dividends were paid during the first quarter of 2011 or 2010. The final dividend for 2010 of 9.82 US cents per ordinary share was proposed by the Board on 9 February 2011 and approved by shareholders on 14 April 2011. This is payable on 19 May 2011 to shareholders whose names appeared on the register at the close of business on 3 May 2011.

9.	Net debt as at 2 April 2011 comprises:

	2011	2010
	$m	$m
Cash and bank	256	268
Long-term borrowings	(528)	(1,014)
Bank overdrafts and loans due within one year	(80)	(35)
Net currency swap assets/(liabilities) (F)	1	(2)

	(351)	(783)

The movements in the period were as follows:
Opening net debt as at 1 January	(492)	(943)
Cash flow before financing activities	139	131
Proceeds from issue of ordinary share capital	9	6
Treasury shares purchased	(4)	—
Proceeds from own shares	3	2
Exchange adjustments	(6)	21

Closing net debt as at 2 April 2011	(351)	(783)

F	Net currency swap assets of $1 million (2010 – liabilities $2 million) comprise $1 million (2010 – $1 million) of current asset derivatives within trade and other receivables and $nil (2010 – $3 million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

2011 QUARTER ONE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three months ended 2 April 2011 which comprises the Group Income Statement, Condensed Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 9. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with International Accounting Standards 34, “Interim Financial Reporting”, as adopted by the European Union.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three months ended 2 April 2011 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three months ended 2 April 2011 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Ernst & Young LLP

London

4 May 2011